

 musiversal

overview

23



ANDRÉ

XAVIER

A WORD FROM THE FOUNDERS

This year we raised a round to invest in our go-to-market for <u>Musiversal Unlimited</u>, a monthly subscription service providing unlimited music production services for aspiring music creators. We closed the round in May and since then we have doubled our MRR, reaching the $1M ARR milestone. We also developed a repeatable process for user acquisition and learned a lot in our preparation for scale.

We enter 2024 with our sights set on scaling. Whilst we continue to grow, we'll be keeping an eye out for potential opportunities stemming from the data our live music recording sessions, which totalled 1M minutes in 2023.

At scale, Musiversal Unlimited is potentially well-positioned to make a music AI, to be a winning Metaverse app or to monetize user's music to influencers and media businesses.

But for now, we remain laser focused on scaling Musiversal Unlimited, with the aim to grow 3x and become profitable by the end of 2024.

ANDRÉ MIRANDA
XAVIER JAMESON
FOUNDER & CEO
CO-FOUNDER & COO



JOÃO
HEAD OF MUSICIANS

"HOW TO VET & HIRE 100+ MUSICIANS"

BY JOÃO SOEIRO

Hiring and managing 50 musicians has been one of the most challenging yet fun and rewarding experiences of my life.

With the rise of our Unlimited platform, and based on all the learnings we've had in 2023, we've managed to create a foolproof playbook for expanding our supply of musicians and making our subscription increasingly more attractive for users. The main learnings we've had are these two:

Keeping supply costs below 50% of Monthly Recurring Revenue (MRR) works on both the supply *and* demand side. This was previously an unknown, but now we know that retention, musician salaries and gross margins work well together and give rise to a profitable model.

Adding supply immediately ahead of demand is fundamental to ensure that new subscribers reach the magic moment quickly, hence keeping them engaged from the outset and improving retention.

With a regular influx of new subscribers and good retention comes increased demand for sessions. So what will we do to ensure we can meet this demand? The obvious answer is: increase supply, i.e. hire more musicians! But how are we planning to do that in a way that perfectly aligns with the company's goals?

The main driver for this is reaching an average session cost below $15.

Think of this as the North Star goal for supply. By hitting this, we can afford to increase the average number of sessions the average user can book; which means a better experience, higher frequency of sessions and better retention. It also means the possibility of loosening booking speed limits and getting even closer to a truly unlimited music-making experience for subscribers.



CHRISTIAN
SALES

DIOGO
CUSTOMER SUPPORT

CAROLINE
INTERN

OUR USERS

57%

Are hobbiysts or aspiring artists

2.5 Million

Minutes of live recording sessions *all time*

POPULAR MUSIC GENRES



● Pop	18.64%
● Singer-songwriter	14.87%
● Rock	11.72%
● Classical / Orchestral / Soundtrack	9.11%
● Hip Hop / Rap	5.83%
● R&B	5.11%
● Folk	4.51%
● Electronic Music	4.15%
● Jazz	3.91%
● Downtempo	3.30%
● Soul	3.22%
● Country	2.79%
● Other	12.84%



4,479
TOTAL

2024 OPPORTUNITIES AND BEYOND

We believe that Musiversal Unlimited is a $100M / year revenue opportunity. Right now we are are at the $1M / year mark, aiming for $3M in 2024. So we have 100x to go to reach what we believe to be our entire opportunity, something we aim to achieve by 2028.

Most of our time is spent thinking how we can grow in the fastest and most cost-efficient way. We're working hard to optimize our current traction channels, and establish new ones. In particular, we'll be ramping up Influencer & Affiliate marketing quite significantly in 2024.

What seems to have struck the right chord since day one is our focus on making music production more accessible and affordable for anyone with the desire to make it.

That's why we believe our vision doesn't end with Musiversal Unlimited, and why AI is an interesting opportunity to explore.

As the only music company doing live recording sessions, we are collecting a huge amount of data on all the inputs and outputs that go into producing music. That makes us uniquely positioned to train a music AI and explore the possibility of making high-quality music production accessible to anyone, and virtually free.

This would be something creators all around the world will see as an unmissable opportunity. They will need to be "in".

Whilst our primary focus remains to accelerate our pathway to realizing Musiversal Unlimited as the world's largest online music studio, AI poses an opportunity to further our mission, to expand our addressable market, and have the entire music industry benefit.





2023 MRR GROWTH

2023 PERFORMANCE SUMMARY

MRR growth
2.1X

CAC
$316

Subscribers
619

December revenue
$122k

Gross Margin
40%

Musicians
47

12-month fwd revenue
$1.5M

CLTV
$688

Utilization
80%

CLTV to CAC
2.2X



AWARDS

Technology Fast 50
2023 Portugal
Winner
RISING STARS AWARD
Musiversal
Deloitte.

"RISING STAR" ON DELOITTE'S FAST 50 2023 RANKING



WINNER
MUSIVERSAL
THE MOST
PROMISING
STARTUP

"MOST PROMISING STARTUP" AT THE 2023 ENTREPRENEURSHIP AWARDS

PUBLICATIONS

FEATURED ON EUROPE'S HOTTEST STARTUPS BY WIRED





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HOTTEST
STARTUPS
LISBON
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